SWIRE PACIFIC

RECEIVED
2006 AUG 22 P 4: 54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

Our Ref: CSA/PAC1/24

06016250

11th August 2006

BY DHL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Announcement Form

(b) Press Release

(c) Text of the highlights announcement advertised in the following publication:

	Date
Financial Times	11th August 2006

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY NY)

DF/RK/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
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3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Swire Pacific Limited (Name of Company/Representative Company)

No. of pages: Two

David Fu (Responsible Official)

2840 8862 (Contact Telephone Number)

10th August 2006 Date

Name of listed company: Swire Pacific Limited

Stock code: 19 & 87

Year end date : 31 /12 / 2006

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☐ Yes ☑ No

To be published in the newspapers

☐ Summarised results announcement ☐ Full results announcement ☑ Adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

(FOR INTERIM RESULTS ONLY)

Interim report reviewed by

☑ Audit committee ☐ Auditors ☐ Neither of the above

		~~(Audited /~~ Unaudited*) Current Period from 01/01/2006 to 30/06/2006 (HK$ million)	~~(Audited /~~ Unaudited*) Last Corresponding Period from 01/01/2005 to 30/06/2005 (HK$ million)
Turnover *(Note I)*	:	9,409	8,988
Profit/(Loss) from Operations *(Note II)*	:	8,054	7,667
Finance cost (1)	:	(304)	(374)
Share of Profit / (Loss) of Associates	:	1,164	1,181
Share of Profit / (Loss) of Jointly Controlled Entities	:	389	419
Profit / (Loss) after Taxation & MI	:	7,916	7,326
% Change over Last Period	:	8.05%	

*** Please delete as appropriate.**

.../2

SWIRE

Media Information

Swire Pacific Limited

Interim results for the six months ended 30th June 2006 - unaudited
[Stock codes: 00019 and 00087]

Financial Highlights

	Note	Six months ended 30th June		Year ended 31st December
		2006	2005	2005
		HK$M	HK$M	HK$M
Turnover		**9,409**	8,988	18,937
Operating profit		**8,054**	7,667	19,842
Profit attributable to the Company's shareholders		**7,916**	7,326	18,757
Total equity (including minority interests)		**101,397**	90,002	100,772
Consolidated net borrowings		**12,508**	8,518	5,448
		HK$	HK$	HK$
Earnings per share	1			
'A' shares		**5.17**	4.79	12.25
'B' shares		**1.03**	0.96	2.45
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**63.0**	60.0	206.0
'B' shares		**12.6**	12.0	41.2
		HK$	HK$	HK$
Equity attributable to the Company's shareholders per share				
'A' shares		**65.88**	55.36	61.95
'B' shares		**13.18**	11.07	12.39

Note:

1. Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during the period.

Underlying Profits	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Underlying operating profit	**2,673**	2,585	7,464
Underlying profit attributable to the Company's shareholders	**3,482**	3,261	8,742
	HK$	HK$	HK$
Underlying earnings per share ('A' shares)	**2.27**	2.13	5.71
	HK$	HK$	HK$
Underlying equity attributable to Company's shareholders per share ('A' shares)	**73.42**	61.13	68.77

A separate statement reconciling the profit per accounts and the underlying profit is provided in the Financial Review section. A reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders is also provided.

For further information, please contact:
Ms. Maisie Shun Wah T: 2840 8097

Group Public Affairs
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8098 Fax (852) 2526 9365

Chairman's Statement

Consolidated Results

The profit attributable to shareholders for the first half of 2006 was HK$7,916 million, compared with HK$7,326 million for the first six months of 2005. Underlying profits, which adjust for the impact of Hong Kong Accounting Standard 40 and Interpretation 21 on investment properties and income taxes amounted to HK$3,482 million, an increase of 6.8% over the corresponding amount of HK$3,261 million for the same period in 2005.

Your directors have today declared interim dividends of HK¢63 (2005: HK¢60) per 'A' share and HK¢12.6 (2005: HK¢12) per 'B' share payable on 4th October 2006 to shareholders registered at the close of business on 21st September 2006. The share registers will be closed from 18th September to 21st September, both dates inclusive.

Operating Results

Gross rental income in the Property Division increased by 4.7% to HK$2,267 million in the first half of the year. Demand has been particularly strong across the office portfolio where occupancy is now around 97%. Underlying attributable profits increased by 8.2% to HK$1,540 million compared with the corresponding period, with an increase in trading profits from the United States offsetting a reduction in profit from the sale of investment property.

The Aviation Division reported an attributable profit of HK$985 million, a small increase on that of the previous year. Although demand has remained strong for airline services, passenger and cargo yields declined under competitive pressure on pricing, while the sustained high cost of fuel continues to have an adverse impact on profitability. Non-airline services have performed well, with strong profit growth from aircraft engineering operations.

The Beverages Division recorded improved profits, with strong sales volume growth in Mainland China. Within the Marine Services Division, Swire Pacific Offshore's profits improved as charter rates and utilisation increased but the division overall reported lower earnings, reflecting the absence of profits from Modern Terminals which had been sold in the second half of 2005. The Trading & Industrial Division's profits declined, with weak demand for imported cars adversely affecting Taikoo Motors in Taiwan.

Finance

The group's financial position remains strong with underlying gearing of 11% at 30th June 2006, and underlying interest cover of 8.8 for the half year. Committed but undrawn facilities totalled HK$2,576 million. As at the date of this report, new financing for the year in the form of two bonds and a syndicated loan, totalling HK$8,096 million, had been arranged.

Prospects

The recent and planned expansion of the group's investment in commercial property, aviation and offshore oil support, all sectors with foreseeable strong demand, provide good prospects for value-creating growth.

Demand for Grade A office space remains firm and it is expected that the vacancy rate of the existing portfolio will continue to reduce. Work has started on One Island East, which on completion in the first half of 2008 will increase the size of the current office portfolio by approximately 22%.

The reorganisation of the group's airline interests, if approved by shareholders of the relevant parties on 22nd August, offers the prospect of significant long term growth. The integration of the complementary networks of Cathay Pacific and Dragonair will significantly improve connectivity and convenience for passengers, facilitating improved demand and cost synergies.

Good performances in the first half from offshore oil services and beverage interests look likely to continue through the year. Some improvement is expected in the results of Taiwan Motors and other businesses in the Trading & Industrial Division are expected to perform broadly in line with the previous year.

Christopher Pratt
Chairman
Hong Kong, 10th August 2006

Review of Operations

Property Division

Hong Kong investment property

Gross rental income for the half year to 30th June 2006 amounted to HK$2,267 million, compared with HK$2,166 million for the corresponding period in 2005. Broad-based demand for office space has pushed rents higher, and occupancy has increased, with a resultant rise in income. Occupancy of the office portfolio is currently around 97%. Rental levels are expected to continue to remain firm across the portfolio.

Retail rental income was also higher than for the same period in 2005, with domestic and tourist demand driving an increase in retail sales.

On 3rd March 2006 Swire Properties completed the acquisition of the 50% interest in Festival Walk previously held by CITIC Pacific for a total consideration of HK$6,123 million. Festival Walk is now wholly-owned by Swire Properties.

Construction work on the superstructure of One Island East commenced in the first half of the year and it is expected that the building will be completed in the first half of 2008. This 70-storey Grade A office building will add approximately 1.5 million square feet to Swire Properties' Island East investment property portfolio. Marketing of the building has commenced.

Valuation of Investment Properties

The portfolio of investment properties was valued at 30th June 2006 by DTZ Debenham Tie Leung. As a result of this valuation, Swire Properties' operating profit increased by HK$5,657 million, reflecting the rise in rentals and benchmarks set by recent transactions in the market.

Hong Kong property trading

The development at Java Road in North Point, where Swire Properties has been appointed as developer by China Motor Bus, has commenced with completion expected in 2008. Swire Properties will be entitled to reimbursement of costs and a share of the net sales proceeds under the terms of this appointment.

Demolition work has been completed at 2A-2E Seymour Road, where Swire Properties has a controlling stake in this site with redevelopment potential of approximately 174,000 square feet. This development will proceed once outstanding approvals have been obtained.

Hotels

The JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place have all benefited from high occupancy and increased room rates. The Novotel Citygate, in which Swire Properties has a 20% interest, opened in April. Profits at the Mandarin Oriental Miami continue to improve.

Mainland China

Work is underway at the Taikoo Hui mixed-use commercial development in Guangzhou, although progress has been slow with completion now expected in late 2009. A number of other opportunities on the Mainland are being actively explored.

USA

Construction is proceeding well at Asia, a 123-unit condominum tower on Brickell Key, Miami scheduled for completion in the middle of 2007. The project is largely sold out. All units at The Carbonell have now been handed over to purchasers.

Aviation Division

Cathay Pacific Airways

In the first six months of the year, the Cathay Pacific group made a profit of HK$1,668 million, compared to a profit of HK$1,670 million in the same period last year. Turnover increased by 13.4% to HK$27,086 million with robust demand for both passenger and cargo services. The high cost of fuel, which increased to 28.8% of the airline's total net operating costs compared with 27.9% last year, dampened the overall result.

Demand for passenger services increased more than additional new capacity, but passenger yield decreased by 3.0% to HK¢45.8. First and business class loads remained strong with the overall passenger load factor improving slightly to 79.1%.

Growth in cargo services out of Hong Kong continues to be strong. The amount of cargo carried increased 10.6% to 572,552 tonnes with an increase in transshipment tonnage. Cargo capacity increased 5.8% while the average load factor improved to 67.7%. Cargo yield was HK$0.06 down from HK$1.75 last year.

Net fuel cost increased 11.7% to HK$5,756 million and prevailing conditions suggest no near term fuel price correction. Increases in fuel surcharges have only partially offset the increased cost.

In 2006, Cathay Pacific celebrates its 60th anniversary and will acquire its 100th aircraft.

In December, the company placed its largest new aircraft order comprising 16 Boeing 777-300ERs. This order has been augmented by the exercise of part of previously announced purchase rights by committing to purchase two more Boeing 777-300ERs for delivery in 2009. Orders for another six new Boeing 747-400ERF freighters have recently been placed for delivery in 2008 and 2009. Cathay Pacific took delivery of a Boeing 777-300 and its second Boeing 747-400BCF, converted freighter, in July. A third converted freighter is due in September. Three more will arrive in 2007 and options remain on six more. As at the date of this report, outstanding firm orders for aircraft comprised five second hand Boeing 747-400s, six Boeing 747-400ERFs, 18 Boeing 777-300ERs and six Airbus A330-300s. The airline's 100th aircraft, an Airbus A330-300, will arrive in August.

Cathay Pacific commenced a new freighter service to Chennai and increased frequencies to Delhi, Mumbai, Penang and Singapore. From September , Stockholm and Toronto will be added to the airline's freighter network bringing the number of freighter destinations to 30 in total. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Cathay Pacific has announced plans to make Dragonair a wholly owned subsidiary and so further strengthen Hong Kong's position as a global aviation hub. As part of this restructuring, Cathay Pacific will also acquire a further 10% in Air China and the Air China group is to become a 17.5% shareholder in Cathay Pacific. These steps will create one of the world's strongest airline groupings.

The company has submitted a proposal to build and operate the world's largest cargo terminal at Hong Kong International Airport. The proposed facility would have an annual capacity of up to five million tonnes and enable the company to strengthen Hong Kong's position as a global logistics hub.

Cathay Pacific was named "Airline of the Year 2006" by both Air Transport World magazine and Official Airline Guides. Together with recognition from respected travel industry magazine TTG Asia and Skytrax Research, the company currently holds four "Airline of the Year" awards.

AHK Air Hong Kong ("AHK")

AHK took delivery of two new Airbus A300-600F freighters in May and June, increasing the fleet to eight. AHK operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.

With ongoing expansion in the freighter network, capacity increased by 2.8%. Load factor increased by 5.6 percentage points while yield increased by 0.4%.

Hong Kong Dragon Airlines ("Dragonair")

Dragonair recorded a loss for the first six months of 2006 with high fuel prices continuing to affect the airline's profitability.

Passenger revenue increased with the airline carrying 2.6 million passengers, 10.2% higher than last year. Passenger load factor increased slightly by 0.5 percentage point while passenger yield decreased by 1.5%.

188,000 tonnes of cargo was carried during the period, representing an increase of 4.6% over last year. Cargo load factor increased by 0.4 percentage point. However, cargo yield decreased by 6.7% as the airline saw a marked increase in competition.

The airline commenced a new passenger service to Shenyang via Dalian from March 2006. The airline now serves 31 destinations in Asia and operates freighter services to major cities in Asia, Europe, Middle East and the United States.

Dragonair took delivery of two Airbus A330s in January and April on operating lease. The airline now operates a fleet of ten Airbus A320s, six A321s, 15 A330s and four Boeing 747 freighters. One A330 on operating lease will be delivered in October and two Boeing 747-400BCFs will be delivered in October and December respectively.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO recorded an interim profit of HK$398 million, a 38% increase over the same period in 2005. This reflects increased heavy maintenance work in both Hong Kong and at HAECO's subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") facilities in Xiamen. TAECO's results were boosted by operations at its fourth double bay hangar which opened at the start of this year. Line maintenance at Hong Kong International Airport and engine overhaul by Hong Kong Aero Engine Services Limited ("HAESL") also produced satisfactory results.

The HAECO group is currently running its facilities at near capacity. It is making good progress in expanding its operations. HAECO's second hangar at Hong Kong International Airport is scheduled to open at the end of 2006. TAECO's fifth hangar at Xiamen is on schedule to open in mid-2007 and a sixth hangar will also be constructed with completion expected by the end of 2008. HAESL's engine-build workshop extension will open in the second half of 2007. Staff recruitment and training to meet this expansion is proceeding satisfactorily.

Hong Kong Air Cargo Terminals (Hactl)

Hactl reported sustained growth for the first half of 2006, with overall throughput increasing by 5.8%. Exports, imports and transshipment volumes all showed healthy growth.

Cathay Pacific Catering Services Group

The airline catering group recorded a satisfactory interim profit due to good volume growth. However profit margins continued to decline on weaker pricing.

The performance of overseas flight kitchens remained fairly stable in the first half of 2006 with improvements in the Toronto and Vancouver operations. However, the Taipei operation was adversely affected by increased food costs.

Hong Kong Airport Services ("HAS")

HAS recorded a satisfactory interim profit as traffic through Hong Kong International Airport continued to grow at a reasonable pace.

Beverages Division

The division made an attributable profit of HK$214 million for the half year, compared with a profit of HK$205 million for the same period last year. The growth in profits was largely driven by improved results in the USA and Mainland China. Year-on-year, total sales volume grew 16.1%.

Hong Kong experienced excellent volume growth of 7.5% with the Healthworks, Bonaqua, Bonactive and Nestea brands all achieving record high market shares. Good weather at the start of the year also helped lift sales, though the first half closed quietly following a very wet May and June. Margins remain under pressure from widespread discounting and higher material costs. Improved control of operating costs helped offset some of the margin erosion, allowing profits to rise modestly.

Taiwan saw sales volume decline 3.9% for the first six months compared to the same period last year due to the continued decline in the carbonated soft drinks category and an absence of significant new non-carbonated product introductions. A combination of managed price increases, selected material cost savings and control of operating costs helped to mitigate reduced margins. Profit was marginally behind last year.

Sales in the **USA** benefited from a strong portfolio of energy drinks and effective promotion of the core brands. In particular, Dasani and Powerade continue to outperform the market. Overall, total sales volume grew 6.6% which more than offset the impact of higher material and fuel costs.

Mainland China sales volume increased by 21.6%, with particularly strong growth from sales of Minute Maid and Nestea. Higher material costs, in particular sugar, have been countered by the strong growth in sales and moderate price increases. Operating costs remain under control with overall attributable profit rising 4.3% to HK$73 million.

Marine Services Division

The division reported attributable profits for the first half year of HK$346 million, compared with HK$419 million for the same period in 2005 which included a contribution of HK$134 million from Modern Terminals Limited.

Swire Pacific Offshore: The continued strengthening in the oil price has led to a sustained increase in global exploration activity. This has resulted in higher charter rates and better utilisation of Swire Pacific Offshore's fleet. Forward coverage has also reached a five-year high and the outlook for the second half of 2006 remains positive. Profits in the first half were augmented by the sale of two older vessels.

During the first half of 2006 Swire Pacific Offshore sold the utility vessel, Pacific Oak, and an anchor-handling vessel, Pacific Centurion and took delivery of three new anchor-handling vessels. In addition the company's first ice-class platform supply vessel, destined for a long-term contract in Sakhalin was delivered. This has increased the fleet to 66 vessels, including seven jointly-held vessels and one vessel chartered in by a jointly controlled company during the period. Over the next three years, the company will take delivery of eight new anchor-handling vessels and five platform supply vessels, of which one is ice-class. The addition of new vessels continues the process of reducing the overall age of the fleet, through replacement by more technologically advanced and competitive equipment.

Hongkong United Dockyards Group has reported significantly improved operating profits in line with the strategy of focusing on the core businesses of ship repair and harbour towage. These are expected to perform well in the second half of 2006. The group sold three tugs in the first half of 2006, including one ocean-going vessel, in keeping with plans to scale-down ocean-going tug operations.

Shekou Container Terminals I and II reported lower profits for the first half of 2006 mainly due to a reduction in services to the USA operated by certain major customers and reduced profit margins following the rapid increase in berthing facilities in Shenzhen. The outlook for the second half of 2006 is cautiously optimistic in the expectation of increased volumes from existing customers.

Trading & Industrial Division

The division reported an attributable profit of HK$233 million, a 5% decrease from HK$246 million earned in the first half of 2005.

Taikoo Motors Taiwan reported a profit of HK$70 million in the first half of 2006 compared to HK$105 million in the same period last year. The company sold 6,492 vehicles, 15% less than the same period last year, compared to a 12% drop in the Taiwan imported car market as a whole. Increasing credit card defaults early in the year led to a general credit contraction which has adversely affected the lower end of the car market. The company's Kia sales are sharply down on last year with Audi sales modestly lower. VW sales, however, are higher than the same period last year. Some recovery is expected in the second half but annual volumes are likely to be lower than the record levels achieved in 2005. Sales of Volvo trucks and buses, and VW light commercial vehicles, were satisfactory and the forward order book is firm.

Swire Resources, the division's sports shoe and apparel company had a strong first half. Sales were 23% ahead of the same period last year. The prior year turnover included revenue from the sales of Puma shoes and apparel: this business became a joint venture in January 2006. The company is distributor for 17 brands in Hong Kong and two brands in Mainland China. The retail branch network has 105 shops in Hong Kong and 71 shops in Shanghai and Beijing. Sales in Hong Kong have been generally flat on a same store basis but sales growth in Mainland China continues to be strong with an increase of 77% year on year. Margins remain broadly in line with the first half of 2005. The outlook for the second half of 2006 is encouraging.

Taikoo Sugar returned to profitability in the first half with a profit of HK$2.1 million compared to a loss of HK$2.3 million in the same period last year. Retail sales in Hong Kong saw a satisfactory increase while bulk sales were strong. Encouraging sales growth was achieved in Mainland China. Margins will be under pressure in the second half due to rising sugar costs.

Swire Duro reported a loss of HK$1.0 million in the first half of 2006 compared to a loss of HK$2.2 million in the same period last year. Results in the first half were adversely affected by the delay in a key project.

Swire SITA Waste Services returned a HK$30 million post-tax profit attributable to the group in the first half of 2006 compared to HK$35 million for the same period in 2005. The Hong Kong transfer stations recorded higher waste receipts while landfill waste receipts decreased moderately. The 80% owned waste management company in Macau produced satisfactory results. Performance at the company's waste-to-energy incinerator in Kaohsiung, Taiwan, continued to be compromised by low waste receipts and technical malfunctions. Construction of the hazardous waste incinerator in Shanghai, in which the company has a 40% interest, is progressing as planned. Commissioning started in February with operations expected to commence in August 2006.

The CROWN Beverage Cans group returned a HK$17 million post-tax profit attributable to the group in the first half of 2006 compared to HK$26 million for the same period in 2005. Demand from the beverage industry in Mainland China remains strong with sales volume up 15% in the first half. The Hanoi plant recorded sales growth of 25%. Margins fell due to significantly higher aluminium prices. Sales should continue to be strong in the second half but margins are likely to remain under pressure.

ICI Swire Paints reported a post-tax profit of HK$33 million attributable to the group in the first half of 2006, compared to HK$34 million in 2005 (which had included an HK$18 million write-back of prior year provisions). Sales in Hong Kong were generally flat while sales in Mainland China recorded volume growth of 30%. The company continues to increase its product portfolio and is expanding its distribution network. The outlook for the second half is promising although recent government measures to cool the residential property market could start to slow growth.

Financial Review

Following the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property" on 1st January 2005, the fair value of the group's investment property is presented on the balance sheet and the movements of the asset value between balance sheet dates are recognised in the profit and loss account. In addition, Hong Kong Accounting Standard Interpretation ("HKAS-Int") 21 "Income taxes - recovery of revalued non-depreciated assets" requires the calculation of deferred taxation arising from the revaluation surpluses of investment properties. The underlying profit of the group represents profit excluding the impact of adopting HKAS 40 and HKAS-Int 21. The statement below sets out the reconciliation between profit per accounts and underlying profit for the periods ended 30th June 2006, 31st December and 30th June 2005. A reconciliation between equity attributable to the Company's shareholders per accounts and the underlying equity attributable to the Company's shareholders ended on those same dates is provided.

Reconciliation of profit per accounts and underlying profit

		Six months ended 30th June				Year ended 31st December	
	Note	2006 Operating Profit HK$M	2006 Attributable Profit HK$M	2005 Operating Profit HK$M	2005 Attributable Profit HK$M	2005 Operating Profit HK$M	2005 Attributable Profit HK$M
Profit per accounts		8,054	7,916	7,667	7,326	19,842	18,757
Sale of investment properties	1	296	296	349	349	352	352
Changes in fair value of investment properties	2	(5,688)	(5,688)	(4,584)	(4,584)	(11,887)	(11,887)
Owner-occupied properties	3	11	11	3	3	7	7
Taikoo Shing interest	4	-	-	(158)	(158)	(158)	(158)
Write-back of land premium	5	-	-	(692)	(692)	(692)	(692)
Share of profits less losses of JCC and associates	2		(29)		(35)		(114)
Taxation	2		974		890		2,128
Minority interests	2		2		162		349
Underlying		2,673	3,482	2,585	3,261	7,464	8,742

Notes:

1. Profit on sale of investment properties

   Under the former accounting policy, when an investment property was sold the amount shown in the profit and loss account represented the difference between the selling price and cost and a transfer was made between the profit and loss account and the property valuation reserve, representing the difference between cost and the carrying value. Under HKAS 40, the amount shown in the profit and loss account on sale of an investment property is the difference between selling price and carrying value.

2. (a) Change in fair value of investment properties

   This adjustment is the amount by which the group's investment property increased in fair value during the period. Under HKAS 40 all movements in fair value are now shown in the profit and loss account, and the cumulative amount of the property valuation reserve as at 31st December 2004 has been transferred to revenue reserves.

   (b) Deferred taxation in respect of change in fair value of investment properties

   HKAS-Int 21 requires that deferred taxation be provided in respect of valuation surpluses and deficits on leasehold investment property at profits tax rates. This adjustment therefore provides for taxation on the change in fair value of investment properties for the period. Capital gains arising on sale of property in Hong Kong are not subject to taxation.

3. Reclassification of owner-occupied investment properties

   Under HKAS 40, the portion of owner-occupied investment properties should be reclassified and accounted for as property, plant and equipment under HKAS 16 and subject to annual depreciation unless that portion of investment properties cannot be sold separately. Prior to 2005 an exemption was applied under the old HKAS where the owner-occupied portion represented less than 15% of the properties.

4. Transfer from property valuation reserve to profit and loss account of finance cost relating to land premium

   This adjustment represents the release of an amount previously charged against the property valuation reserve in relation to the Taikoo Shing Arbitration, but transferred to finance cost when the quantum of premium was determined.

5. Write-back of overprovision of land premium

   This represents the amount overprovided in 2000 in respect of the Taikoo Shing Arbitration premium and interest. Under HKAS 40 such a movement must be released in the profit and loss account, where previously it would have been released as a movement in the property valuation reserve.

Financial Review

Reconciliation of equity attributable to Company's shareholders per accounts and *underlying equity attributable to Company's shareholders*

Underlying equity attributable to Company's shareholders ignores the impact of deferred tax on property revaluations required under HKAS 40 and HKAS-Int 21.

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Equity attributable to Company's shareholders per accounts	100,855	84,751	94,843
HKAS 40 and HKAS-Int 21 adjustments (net)	11,555	8,837	10,457
Underlying equity attributable to Company's shareholders	112,410	93,588	105,300
Underlying minority interests	1,109	6,433	6,496
Underlying total equity	113,519	100,021	111,796
	HK$	HK$	HK$
Equity attributable to Company's shareholders per share ('A' shares)			
- Per accounts	65.88	55.36	61.95
- Underlying	73.42	61.13	68.77

Gearing Ratio and Interest Cover

	Note	Six months ended 30th June 2006	Six months ended 30th June 2005	Year ended 31st December 2005
Gearing ratio	1			
- Per accounts		12%	9%	5%
- Underlying		11%	9%	5%
Interest cover-times	2			
- Per accounts		26.49	20.50	34.09
- Underlying		8.79	6.91	12.82
Cash interest cover-times	3			
- Per accounts		21.77	19.26	30.86
- Underlying		7.22	6.49	11.61

Notes:

1. Gearing represents the ratio of net borrowings to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

Sources of Finance

At 30th June 2006, committed loan facilities and debt securities net of other borrowing costs amounted to HK$16,082 million, of which HK$2,576 million or 16% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,089 million. Sources of funds at 30th June 2006 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,650	4,650	-
Fixed/Floating Rate Notes	6,048	6,048	-
Bank and other loans	5,384	2,808	2,576
	16,082	13,506	2,576
Uncommitted facilities			
Money market and others	3,756	667	3,089
TOTAL	19,838	14,173	5,665

Swire Pacific Limited

Consolidated Profit and Loss Account

for the six months ended 30th June 2006 - unaudited

	Note	Six months ended 30th June **2006** HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Turnover	3	**9,409**	8,988	18,937
Cost of sales		**(5,418)**	(5,136)	(10,755)
Gross profit		**3,991**	3,852	8,182
Other income	4	**143**	954	3,264
Distribution costs		**(1,097)**	(1,087)	(2,250)
Administrative expenses		**(572)**	(527)	(1,019)
Other operating expenses		**(99)**	(109)	(222)
Change in fair value of investment properties		**5,688**	4,584	11,887
Operating profit		**8,054**	7,667	19,842
Finance charges		**(352)**	(389)	(645)
Finance income		**48**	15	63
Net finance charges	6	**(304)**	(374)	(582)
Share of profits less losses of jointly controlled companies		**389**	419	756
Share of profits less losses of associated companies		**1,164**	1,181	2,306
Profit before taxation		**9,303**	8,893	22,322
Taxation	7	**1,265**	1,152	2,688
Profit for the period		**8,038**	7,741	19,634
Attributable to :				
The Company's shareholders		**7,916**	7,326	18,757
Minority interests		**122**	415	877
		8,038	7,741	19,634
Dividends				
Interim - proposed/paid		**965**	919	919
Final - proposed		**-**	-	2,235
		965	919	3,154
		HK$	HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	8			
'A' shares		**5.17**	4.79	12.25
'B' shares		**1.03**	0.96	2.45

	2006 Interim HK¢	2005 Interim HK¢	2005 Final HK¢	2005 Total HK¢
Dividends per share				
'A' shares	**63.0**	60.0	146.0	206.0
'B' shares	**12.6**	12.0	29.2	41.2

Swire Pacific Limited

Consolidated Balance Sheet

at 30th June 2006 - unaudited

	Note	30th June 2006 HK$M	31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		**7,737**	6,975
Investment properties		**92,252**	86,606
Leasehold land and land use rights		**971**	822
Intangible assets		**716**	44
Jointly controlled companies		**3,895**	3,869
Associated companies		**20,057**	19,281
Available-for-sale investments		**425**	470
Long-term receivables		**11**	12
Derivative financial instruments		**41**	31
Deferred expenditure		**90**	58
Deferred tax assets		**80**	192
Retirement benefit assets		**187**	201
		126,462	118,561
Current assets			
Properties for sale		**1,015**	529
Stocks and work in progress		**1,384**	1,334
Trade and other receivables	9	**2,274**	2,325
Derivative financial instruments		**34**	18
Short-term deposits and bank balances		**1,555**	1,891
		6,262	6,097
Current liabilities			
Trade and other payables	10	**4,486**	4,549
Provisions		**41**	35
Taxation		**249**	454
Derivative financial instruments		**28**	70
Bank overdrafts and short-term loans - unsecured		**2,579**	889
Long-term loans and bonds due within one year		**-**	500
		7,383	6,497
Net current liabilities		**(1,121)**	(400)
Total assets less current liabilities		**125,341**	118,161
Non-current liabilities			
Perpetual capital securities		**4,650**	4,633
Long-term loans and bonds		**6,944**	1,426
Derivative financial instruments		**67**	26
Deferred tax liabilities		**12,116**	11,127
Deferred liabilities		**19**	32
Retirement benefit liabilities		**148**	145
		23,944	17,389
NET ASSETS		**101,397**	100,772
EQUITY			
Share capital		**919**	919
Reserves	11	**99,936**	93,924
Equity attributable to the Company's shareholders		**100,855**	94,843
Minority interests		**542**	5,929
TOTAL EQUITY		**101,397**	100,772

1. Segment Information

(a) Primary reporting format - business segments by division:

Six months ended 30th June 2006	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,303	1,636	(386)	20	6	1,276	1,151	1,094
Property trading	496	181	22	74		277	191	191
Sale of investment properties	180	(2)				(2)	28	28
Hotels				22	61	83	83	83
Change in fair value of investment properties		5,657		(26)	55	5,686	4,658	4,656
	2,979	**7,472**	**(364)**	**90**	**122**	**7,320**	**6,111**	**6,052**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					723	723	723	723
Hong Kong Dragon Airlines					(7)	(7)	(7)	(7)
Aircraft engineering					180	180	180	180
Cargo handling					134	134	134	89
	-	-	-	-	**1,030**	**1,030**	**1,030**	**985**
Beverages								
Hong Kong	698	52	(1)			51	47	40
Taiwan	462	25	(1)			24	20	16
USA	1,498	136	(6)			130	102	102
Mainland China		(40)		124		84	81	73
Central costs		(18)				(18)	(18)	(17)
	2,658	**155**	**(8)**	**124**	-	**271**	**232**	**214**
Marine Services								
Ship repair, land engineering and harbour towage				33		33	33	33
Container handling				40		40	40	40
Ship owning and operating	878	279	(15)	21		285	273	273
	878	**279**	**(15)**	**94**	-	**358**	**346**	**346**
Trading & Industrial								
Car distribution	1,915	92				92	70	70
Shoe and apparel distribution	625	58		1	12	71	65	65
Waste services				30		30	30	30
Beverage can supply				17		17	17	17
Paint supply				33		33	33	33
Other activities	196		1			1	1	1
Valuation gains on investment properties		21				21	17	17
	2,736	**171**	**1**	**81**	**12**	**265**	**233**	**233**
Head Office								
Income / expenses	16	(33)	82	-	-	49	55	55
Sale of investment properties	197					-	23	23
Valuation gains on investment properties		10				10	8	8
	213	**(23)**	**82**	-	-	**59**	**86**	**86**
Inter-segment elimination	**(55)**							
Total	**9,409**	**8,054**	**(304)**	**389**	**1,164**	**9,303**	**8,038**	**7,916**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format - geographical segments:

	Turnover			Operating profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Hong Kong	**3,980**	3,966	7,766	**7,349**	7,143	18,373
Asia (excluding Hong Kong)	**2,555**	2,758	5,758	**101**	188	366
North America	**1,996**	1,550	3,921	**325**	182	690
Shipowning and operating	**878**	714	1,492	**279**	154	413
	9,409	8,988	18,937	**8,054**	7,667	19,842

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

(a) Primary reporting format - business segments by division (continued):

Six months ended **30th June 2005**	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover	Operating profit	Net finance charges	Share of profits less losses	Share of profits less losses	Profit before taxation	Profit for the period	Profit attributable to shareholders
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Property								
Property investment	2,203	1,567	(201)	16	7	1,389	1,219	1,047
Property trading	187	61		(19)		42	27	5
Interest on land premium			(158)			(158)	(130)	(130)
Sale of investment properties	501	89				89	149	149
Hotels				21	41	62	62	62
Valuation gains on investment properties from								
- change in fair value		4,584		30	5	4,619	3,816	3,654
- transfer to finance cost		158				158	130	130
- write-back of provision for land premium		692				692	571	571
	2,891	**7,151**	**(359)**	**48**	**53**	**6,893**	**5,844**	**5,488**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					722	722	722	722
Hong Kong Dragon Airlines					15	15	15	15
Aircraft engineering					130	130	130	130
Cargo handling					127	127	127	85
	-	-	-	-	**994**	**994**	**994**	**952**
Beverages								
Hong Kong	604	52				52	42	39
Taiwan	487	30	(2)			28	21	17
USA	1,364	118	(6)			112	93	93
Mainland China		(38)		118		80	80	70
Central costs		(15)				(15)	(14)	(14)
	2,455	**147**	**(8)**	**118**	-	**257**	**222**	**205**
Marine Services								
Ship repair, land engineering and harbour towage				23		23	23	23
Container handling				57	134	191	191	191
Ship owning and operating	714	154	(21)	77		210	205	205
	714	**154**	**(21)**	**157**	**134**	**424**	**419**	**419**
Trading & Industrial								
Car distribution	2,056	141	(1)			140	105	105
Shoe and apparel distribution	743	68		1		69	52	52
Waste services				35		35	35	35
Beverage can supply				26		26	26	26
Paint supply				34		34	34	34
Other activities	148	(7)	1			(6)	(6)	(6)
	2,947	**202**	-	**96**	-	**298**	**246**	**246**
Head Office	**16**	**13**	**14**	-	-	**27**	**16**	**16**
Inter-segment elimination	**(35)**							
Total	**8,988**	**7,667**	**(374)**	**419**	**1,181**	**8,893**	**7,741**	**7,326**

2. Basis of preparation

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies adopted are consistent with those as described in the 2005 annual accounts.

3. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Gross rental income from investment properties	**2,257**	2,162	4,292
Charter hire income	**878**	714	1,492
Sales of development properties	**496**	187	1,339
Sales of investment properties	**377**	501	509
Rendering of other services	**41**	43	91
Sales of goods	**5,360**	5,381	11,214
	9,409	8,988	18,937

4. Other income

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Other income includes the following			
Fair value gains/(losses) on derivative instruments			
- forward contracts: fair value hedges	**3**	60	58
- forward contracts: transactions not qualifying as hedges	**(1)**	(11)	(16)
Valuation gains on investment properties from			
- transfer of interest element of land premium to finance cost	-	158	158
- write-back of provision for land premium	-	692	692
Profit on sale of a subsidiary company	-	21	21
Profit on sale of shares in associated companies	**5**	-	2,270
Profit on sale of property, plant and equipment	**60**	6	4
Profit on sale of available-for-sale investments	**37**	-	-
Exchange differences	**(10)**	(4)	9

5. Expenses by nature

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:-

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Cost of stocks sold	**3,811**	3,601	8,056
Cost of investment properties sold	**379**	412	416
Depreciation of property, plant and equipment	**259**	259	515
Staff costs	**1,207**	1,162	2,259
Operating lease rentals			
- properties	**103**	71	198
- other equipment	**15**	14	28
Amortisation of leasehold land and land use rights	**6**	1	2
Amortisation of intangible assets	**6**	4	10
Amortisation of deferred expenditure	**12**	9	21
Impairment losses on property, plant and equipment	**-**	-	8
Write-down of stocks and work in progress	**26**	21	44

6. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Interest charged on:			
Bank loans and overdrafts	**47**	37	72
Other loans and bonds	**318**	239	494
Land premium	**-**	158	158
Other borrowing costs	**11**	10	19
Fair value (gains) /losses on financial instruments			
- interest rate swap: cash flow hedges, transfer from equity	**(2)**	1	-
- interest rate swap: fair value hedges	**42**	1	5
- interest rate swap: not qualifying as hedges	**2**	(33)	(42)
Deferred into properties under development for sale	**-**	(11)	(16)
Capitalised on			
- properties	**(35)**	(4)	(18)
- vessels	**(31)**	(9)	(27)
	352	389	645
Interest income on:			
Short-term deposits and bank balances	**(11)**	(1)	(16)
Other loans	**(37)**	(14)	(47)
	(48)	(15)	(63)
	304	374	582

7. Taxation

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	HK$M	HK$M	HK$M
Current taxation :			
Hong Kong profits tax	**92**	110	199
Overseas taxation	**75**	118	402
Over-provision in respect of previous years	**-**	-	(18)
Deferred taxation :			
Changes in fair value of investment properties	**974**	890	2,092
Origination and reversal of other temporary differences	**124**	34	13
	1,265	1,152	2,688

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates applicable in countries in which the Group is assessable for tax.

The Group's share of jointly controlled and associated companies' taxation for the six months ended 30th June 2006 of HK$212 million (30th June 2005 : HK$71 million; 31st December 2005: HK$136 million) and HK$239 million (30th June 2005 : HK$235 million; 31st December 2005 : HK$393 million) respectively is included in the share of profits less losses of jointly controlled and associated companies.

8. Earnings per share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders for the period ended 30th June 2006 of HK$7,916 million (30th June 2005: HK$7,326 million; 31st December 2005: HK$18,757 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period and throughout 2005.

9. Trade and other receivables

	30th June 2006 HK$M	31st December 2005 HK$M
Trade debtors	**1,442**	1,200
Amounts due from jointly controlled companies	**8**	11
Amounts due from associated companies	**-**	48
Other receivables	**824**	1,066
	2,274	2,325

The aged analysis of trade debtors was as follows:

	30th June 2006 HK$M	31st December 2005 HK$M
Under three months	**1,367**	1,158
Between three and six months	**39**	34
Over six months	**36**	8
	1,442	1,200

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

10. Trade and other payables

	30th June 2006 HK$M	31st December 2005 HK$M
Trade creditors	**729**	826
Amounts due to intermediate holding company	**56**	79
Amounts due to jointly controlled companies	**16**	5
Amounts due to associated companies	**6**	41
Interest-bearing advances from jointly controlled companies	**178**	253
Interest-bearing advances from associated companies	**150**	150
Advances from minority interests	**116**	116
Rental deposits	**1,326**	1,334
Other payables	**1,909**	1,745
	4,486	4,549

The aged analysis of trade creditors was as follows:

	30th June 2006 HK$M	31st December 2005 HK$M
Under three months	**717**	808
Between three and six months	**-**	1
Over six months	**12**	17
	729	826

11. Reserves

	Revenue reserve (Note (a))	Share premium account	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
At 31st December 2005	93,247	342	33	292	10	93,924
Profit for the period	7,916					7,916
2005 final dividend	(2,235)					(2,235)
Changes in cash flow hedges						
- recognised during the period					(58)	(58)
- deferred tax recognised					11	11
- transferred to the profit and loss account					(12)	(12)
- transferred to initial costs of hedged items					13	13
Net fair value gains on available-for-sale investments						
- recognised during the period				398		398
- transferred to operating profit on disposal				(41)		(41)
Exchange difference	20					20
At 30th June 2006	98,948	342	33	649	(36)	99,936

Note:

(a) The revenue reserve includes HK$965 million representing the proposed interim dividend for the period (31st December 2005: HK$2,235 million representing the proposed final dividend for 2005).

Corporate governance

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

The interim results have been reviewed by the audit committee of the Company.

Share capital

During the period under review, the Group did not purchase, sell or redeem any of its shares.

Interim report

The 2006 interim report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 23rd August 2006.

Book close dates

The Registers of Members of the Company will be closed from 18th September 2006 to 21st September 2006, both dates inclusive.

List of Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: C D Pratt, P N L Chen, M Cubbon, D Ho, K G Kerr and J R Slosar; and
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze and M M T Yang

By order of the Board
Christopher Pratt
Chairman
10th August 2006

SWIRE PACIFIC

2006 Interim Results Highlights – unaudited

Profit attributable to Company's shareholders	US$1,015M	+7.4%
Earnings per share	US¢66.28	+7.9%
Dividends per share	US¢8.08	+5.0%
Underlying profit attributable to Company's shareholders	US$446M	+6.8%
Underlying earnings per share	US¢29.10	+6.6%

"Strong growth from core activities"

Christopher Pratt
Chairman, Swire Pacific Limited
Hong Kong, 10th August 2006

Notes:
1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2. Underlying profit represents profit attributable to Company's shareholders excluding the effect of the adoption of Hong Kong Accounting Standard 40 "Investment property" and Hong Kong Accounting Standard Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets".
3. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.8.

Website: http://www.swirepacific.com